Quinpario Acquisition Corp.

Investor Presentation

Acquisition of Jason Incorporated

May 8, 2014

Disclaimer

Forward Looking Statements

This presentation includes "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include projected financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Quinpario Acquisition Corp. ("QPAC"), Jason Partners Holdings Inc. ("Jason") and the combined company after completion of the proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Stock Purchase Agreement for the business combination (the "Purchase Agreement"); (2) the outcome of any legal proceedings that may be instituted against Jason or QPAC following announcement of the proposed business combination and transactions contemplated thereby; (3) the inability to complete the transactions contemplated by the proposed business combination due to the failure to obtain approval of the stockholders of QPAC, or other conditions to closing in the Purchase Agreement; (4) the ability to obtain or maintain the listing of the post-combination company's common stock on NASDAQ following the business combination; (5) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; (6) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability to integrate the Jason and QPAC businesses, and the ability of the combined business to grow and manage growth profitably; (7) costs related to the business combination; (8) changes in applicable laws or regulations; (9) the possibility that Jason or QPAC may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement, including those under "Risk Factors" therein, and other filings with the Securities and Exchange Commission ("SEC") by QPAC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. QPAC and Jason undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Presentations

This presentation includes non-GAAP financial measures, including EBIT, EBITDA, Proforma EBITDA, EBIT Margin and EBITDA Margin. EBITDA is calculated as earnings before interest and taxes ("EBIT") plus depreciation and amortization ("EBITDA"). In addition, Proforma EBITDA is calculated as EBITDA adjusted to give pro forma effect to (i) the proposed business combination with QPAC, (ii) the business combination's related changes to the post-combination company's capitalization structure and (iii) the estimated increase expenses of operating as a public company. EBIT Margin is defined as EBIT divided by total revenues. EBITDA Margin is defined as EBITDA divided by total revenues.

Non-GAAP and Other Company Information

Jason believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Jason's financial condition and results of operations. Jason's management uses these non-GAAP measures to compare Jason's performance to that of prior periods for trend analyses, for purposes of determining management incentive compensation, and for budgeting and planning purposes. These measures are used in monthly financial reports prepared for management and Jason's board of directors. Jason believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Jason's financial measures with other companies in the finishing, seating, acoustics or components business, many of which present similar non-GAAP financial measures to investors. Management of Jason does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. We have not reconciled the non-GAAP forward looking information to their corresponding GAAP measures because we do not provide guidance for the various reconciling items such as stock-based compensation, provision for income taxes, depreciation and amortization, costs related to acquisitions, and foreign currency remeasurements and transactions gains and losses, as certain items that impact these measures are out of our control or cannot be reasonably predicted. You should review Jason's audited financial statements, which will be presented in QPAC's proxy statement to be filed with the SEC and delivered to QPAC's stockholders, and not rely on any single financial measure to evaluate Jason's business.

Other companies may calculate EBITDA, Adjusted EBITDA and other non-GAAP measures differently, and therefore our EBITDA, Adjusted EBITDA and other non-GAAP measures and that of Jason may not be directly comparable to similarly titled measures of other companies.

Additional Information

QPAC has filed with the SEC a preliminary proxy statement in connection with the proposed business combination and other matters and will mail a definitive proxy statement and other relevant documents to its stockholders when they become available. QPAC's stockholders and other interested persons are advised to read the preliminary proxy statement and any amendments thereto and, once available, the definitive proxy statement in connection with the Company's solicitation of proxies for its stockholders' meeting to be held to approve, among other things, the proposed business combination because the proxy statement will contain important information about QPAC, Jason and the business combination. Stockholders may obtain a free copy of the proxy statement, as well as other filings containing information about QPAC, without charge, at the SEC's Internet site (www.sec.gov). You may also be able to obtain these documents, free of charge, by accessing QPAC's website (www.quinpario.com). Copies of the proxy statement and the filings with the SEC that are incorporated by reference in the proxy statement can also be obtained, without charge, by directing a request to Paul J. Berra III, Vice President, General Counsel and Secretary, 12935 N. Forty Drive, St. Louis, Missouri 63141.

Participants in the Solicitation

QPAC and its directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from QPAC's stockholders in respect of the proposed business combination. Information regarding QPAC's directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, is contained in QPAC's preliminary proxy statement for the business combination, which has been filed with the SEC.

Agenda

- Summary
- Jason Overview
- Growth Opportunities
- Financial Overview

Qpac

Transaction Overview

Quinpario Acquisition Corp. → JPHI Holdings Inc. → JASON

Transaction	• Quinpario Acquisition Corp. ("QPAC"), through its newly formed acquisition sub, JPHI Holdings Inc., will acquire 100% of Jason Partners Holdings Inc., the indirect parent company of Jason Incorporated ("Jason") • Jason is a global diversified manufacturer of critical industrial components and manufacturing solutions across a wide range of end markets, industries and geographies • Transaction expected to close midyear 2014 • Entity to be listed on NASDAQ post business combination
Consideration	• Transaction value of $538.65 million – 6.75x 2013 Actual Proforma EBITDA of $79.8 million • Total estimated Transaction capital requirement of approximately $700 million – Includes cash for working capital, payment of transaction expenses, and assumes 50% of warrants repurchased at $0.75 per warrant pursuant to a tender offer commenced May 6, 2014 by QPAC
Management & Board	• Existing Jason management to continue to run the business. David Westgate, Chief Executive Officer of Jason, to remain CEO and serve on the board of directors • Jeffry Quinn, founder of Quinpario, to serve as the chairman of the board of directors • Remaining board will be comprised of existing Quinpario directors James Heffernan, Edgar Hotard and Dr. John Rutledge, existing Jason director Vincent Martin and three newly appointed directors, Robert Jenkins, James Sullivan and James Stern

Capitalization and Ownership

($ in millions)

Sources

Sr. Secured 1st Lien Term Loan	$300
Sr. Secured 2nd Lien Term Loan	120
Rollover Debt(1)	14
Revolver ($40M Facility)	-
Convertible Preferred Stock	45
QPAC Equity(2)	177
Rollover Equity	35
Cash Left in the Business(3)	9
Total Sources	**$700**

Uses

Purchase Price	$539
Warrant Adjustment(4)	7
Fees, Expenses and OID	32
Cash to Balance Sheet	123
Total Uses	**$700**

(1) Debt at foreign subsidiaries
(2) Assumes no redemption of cash in trust (Note: $17.5mm equity is backstopped pursuant to existing equity support agreements)
(3) Estimated amount relating to sale of JV
(4) Assumes 50% of the warrants are repurchased at $0.75 per share and cancelled
(5) Represents unrestricted shares that vest upon consummation of the Business Combination. 4,906,666 additional restricted shares vest upon achievement of certain price hurdles

Pro Forma Capitalization at Closing

Cash	$123
1st Lien Term Loan	$300
2nd Lien Term Loan	120
Rollover Debt	14
Total Debt	**$434**
Equity Capitalization	**$257**
Total Capitalization	**$691**
2013A Proforma EBITDA	$79.8
Net Cap / 2013A Proforma EBITDA	**7.12x**
Net Debt / 2013A Proforma EBITDA	**3.90x**

Pro Forma Ownership

Post Transaction Share Cap:	Shares	% of Total
QPAC Public Shareholders	17,250,000	74.8%
Rollover Equity	3,436,849	14.9%
Quinpario Private Placement Shares	1,150,000	5.0%
Quinpario Founder Shares(5)	1,226,667	5.3%
TOTAL	23,063,516	100.0%

About Quinpario

Quinpario Overview

- Blank check company formed on May 31, 2013 for the purpose of acquiring one or more businesses
  - $172.5 million IPO on August 14, 2013
- Led by former executives of Solutia Inc. ("Solutia")
  - Former publicly traded global specialty chemicals and materials company that was sold to Eastman Chemical for $4.7 billion in 2012
- Executive team has deep sector expertise and knowledge, experience in managing global businesses, success in achieving outstanding growth and significant returns for stakeholders, and experience operating in a public-company environment

Management Team

	Jeffry N. Quinn *Quinpario Acquisition Corp.* *Chairman, President, and CEO* *Quinpario Partners* *CEO and Managing Member*	– President and CEO of Solutia from May 2004 to July 2012 and Chairman from February 2006 to July 2012 – Joined Solutia before its bankruptcy filing and led the company through its bankruptcy process and re-emergence in 2008 – Drove the strategic transformation of Solutia via organic growth, efficient cost and cash flow management, and acquisitions and divestitures to reshape the portfolio into a leading public specialty chemicals and materials franchise – Member of the board of directors of four public companies: WR Grace & Co., Tronox Limited, Ferro Corporation and Quinpario Acquisition Corp.
	Paul J. Berra, III *Quinpario Acquisition Corp.* *Vice President, General Counsel, and Secretary* *Quinpario Partners* *Partner, General Counsel and Chief Administrative Officer*	– Formerly Senior Vice President, Legal and Governmental Affairs and General Counsel for Solutia
	Nadim Z. Qureshi *Quinpario Acquisition Corp.* *Vice President and Chief Strategy Officer* *Quinpario Partners* *Partner*	– Formerly Senior Vice President of Corporate Development – Emerging Markets & President of Photovoltaics for Solutia
	D. John Srivisal *Quinpario Acquisition Corp.* *Vice President and CFO* *Quinpario Partners* *Partner*	– Formerly Vice President, Transaction Execution for Solutia – lead strategist, negotiator and decision-maker responsible for over 20 successful transactions
	A. Craig Ivey *Quinpario Acquisition Corp.* *Vice President of Operations* *Quinpario Partners* *Operating Partner*	– Formerly President and General Manager of Performance Films Division for Solutia – over 30 years of manufacturing, supply chain, business and leadership expertise

Jason Investment Highlights

Strong fundamental business…	Leader in target markets with twice the scale of the next direct competitor in many product lines
	Highly diversified business exposure
	Global manufacturing footprint serving longstanding customer base
	Strong free cash flow generation and high revenue / EBITDA visibility
	Experienced management team with a track record of success
…positioned for growth	Pricing and operational improvement opportunities leading to margin expansion and earnings growth
	Scalable and highly effective Jason Business System ("JBS") platform
	Strategic initiatives positioned for growth
	Growth opportunities in attractive end markets
	Strong organic growth platform with a renewed focus on M&A

Quinpario's Capabilities will Strengthen Jason

Quinpario's Capabilities


Deep Analytics
Business Operations
Strategic Planning
Quinpario Partners
Shareholder Mindset
M&A
Legal and Governance

Quinpario's Support to Jason

Strategy

- Develop robust strategic planning process
- Strengthen market & customer driven approach
- Develop shareholder driven mentality based on long term success of the business

Process Excellence

- Capture operational synergies across businesses
- Improve operating efficiency by instilling demand-driven lean processes
- Leverage global sourcing spend to scale up performance and margins

Global Growth

- Grow Jason's business segments globally with a focus on new market access & increased market penetration, especially in Asia and Latin America
- Further differentiate Jason's key brands through insight-driven channel / product development

M&A

- Engage in synergistic bolt-on acquisitions to strengthen core business, with initial focus on Jason's Finishing and Seating segments
- Seek new platform acquisition opportunities that will generate excess returns for shareholders

Corporate Governance

- World-class public company board to assist growth and development of Jason
- Align management incentives with shareholder value creation

Jason Board of Directors

The Jason Board of Directors will be comprised of incumbent QPAC board members, incumbent Jason board members and three new directors who collectively bring a wealth of industry experience and expertise

Proposed Board of Directors

Jeffry N. Quinn
Chairman

- Founder of Quinpario
- Former President, CEO & Chairman of Solutia
- Current board positions: W.R. Grace & Co. (NYSE: GRA), Tronox Limited (NYSE: TROX) and Ferro Corporation (NYSE: FOE)

David C. Westgate
Chief Executive Officer

- Jason's President and CEO since 2004
- Former President and CEO of Rieter Automotive
- Current board position: Netshape Technologies

James P. Heffernan
Current QPAC Director

- Current board positions: United Natural Foods, Inc. (NASDAQ: UNFI), Command Security Corp. (AMEX: MOC)
- Former Solutia board member

Edgar G. Hotard
Current QPAC Director

- Former President & COO of Praxair (NYSE: PX)
- Current board positions: Baosteel Metals, SIAD Macchine Impianti S.p.A.
- Former Solutia board member
- Over 45 years of international operating experience

Dr. John Rutledge
Current QPAC Director

- Chief Investment Strategist for Safanad SA
- Senior Research Professor, Claremont Graduate University
- Former advisor to the Reagan and Bush administrations on economics/tax policy

Vincent L. Martin
Current Jason Director

- Co-Founded Jason in 1985
- Served as Chairman of Jason until 2004 and as CEO until 1999
- Current board positions: Jason and Husco International

Robert H. Jenkins
Proposed Director

- Former Chairman and CEO of Sundstrand Corporation
- Current board positions: AK Steel Holding Corporation (NYSE: AKS), Acco Brands Corporation (NYSE: ACCO), and Clarcor, Inc. (NYSE: CLC)

James F. Stern
Proposed Director

- Executive VP of A. O. Smith Corporation (NYSE: AOS)
- Former partner at Foley & Lardner LLP, concentrating on mergers and acquisitions for public and private companies

James Sullivan
Proposed Director

- Executive VP and CFO of Joy Global, Inc. (NYSE: JOY)
- Former CFO of Solutia

- Summary
- Jason Overview
- Growth Opportunities
- Financial Overview

Experienced and Proven Management Team

Jason's senior leadership team averages 25 years of experience, providing the Company with a deep base of expertise and representing a distinct competitive advantage

- Proven experience managing through severe economic cycles; strategically removed $26 million of costs during 2009 downturn, of which $22 million were permanent
- Successfully integrated 9 acquisitions since 2004
- Significant management equity ownership stake

Name	Title	Years with Jason	Years in Industry	Prior Experience
David Westgate	Chairman, President & CEO	10	34	▪ President & CEO - Rieter Automotive ▪ President - Inergy Automotive Systems
Steve Cripe, CPA	CFO	7	33	▪ CFO - Rexnord Gear Products ▪ VP Finance & Group Controller - Manitowoc Crane Group
David Cataldi	President of Acoustics & Components Segments	9	29	▪ VP - Sanmina-SCI ▪ VP - Kautex Textron North America
Srivas Prasad	President of Seating Segment	8	24	▪ Variety of leadership roles at Textron
Dr. Florestan von Boxberg	President of Finishing Segment	8	23	▪ President - Osborn Unipol International
John Hengel, CPA	VP of Finance	15	32	▪ Director - PricewaterhouseCoopers
William Schultz	General Counsel	7	14	▪ Business Law Attorney - Reinhart Boerner Van Deuren s.c.

Jason Business Overview

Key Company Facts

■ **Employees:**	~4,000
■ **Headquarters:**	Milwaukee, WI
■ **2013 Revenue:**	$680.8 million
■ **2013 EBITDA:**	$79.8 million
■ **Founded:**	1985
■ **Manufacturing:**	33 Sites in 12 Countries
■ **Square Feet of Manufacturing Space:**	~2.9 million

- **Management:**
  - David Westgate, Chairman, President and CEO
  - Steve Cripe, Chief Financial Officer

Geographic Footprint



Seating
Finishing
Components
Acoustics

Business Mix (a)



Components
20%
Seating
24%
Acoustics
30%
Finishing
26%



Mexico
7%
ROW
2%
EU
19%
US
72%

Financial Profile



$800
$600
$400
$200
$0
9.9%
9.7%
10.8%
11.7%
2010
2011
2012
2013
Revenue
EBITDA Margin (%)

(a) 2013 mix

Segment Overview

Segment	Key Highlights	Brands	Products	% of 2013A Revenue	2013A EBITDA Margin
Seating	■ Leading commercial and industrial seat manufacturer ■ Designs and manufactures a broad spectrum of seating systems for multiple vehicle platforms ■ Differentiated patents and IP filings	milsco (A Unit of Jason Incorporated, The Seating Solution Provider)		24%	15%
Finishing	■ World's largest producer of customized industrial brushes, buffs and buffing compounds ■ 65% consumable, high recurring revenue ■ Over 10,000 SKUs of industrial consumable products ■ Used for surface finishing, preparation, metal removal, sealing, shielding and polishing	JacksonLea; Lippert Unipol; osborn; SEALEZE		26%	10%
Acoustics	■ Key provider of fiber-based acoustical products to the automotive industry ■ Have product on 70% of the light vehicle platforms in North America ■ Innovative solution provider with brand recognition	Janesville Acoustics		 30%	11%
Components	■ Broad range of stamped, formed, expanded and perforated metal components and sub assemblies ■ Products used in filter products, smart utility meters, railcars, generators and other industrial equipment	AP Assembled Products; METALEX; Morton		 20%	17%

Long-Term Relationships with Blue Chip Customers

GM Customer Since 1928 86 Years	Harley-Davidson Customer Since 1934 80 Years	Chrysler Customer Since 1967 47 Years	Husqvarna Customer Since 1968 46 Years
IAC Customer Since 1972 42 Years	Caterpillar Customer Since 1975 39 Years	MTD Customer Since 1975 39 Years	CLARCOR Customer Since 1978 35 Years
Donaldson Customer Since 1978 35 Years	Honda Customer Since 1984 30 Years	Toyota Customer Since 1986 28 Years	John Deere Customer Since 1987 27 Years
Briggs & Stratton Customer Since 1988 26 Years	TrinityRail Customer Since 1990 24 years	AMTEX Customer Since 1990 24 years	Trinity Industries, Inc. Customer Since 1991 23 Years
BMW Customer Since 1993 21 Years	Cargotec Customer Since 2002 11 Years	Nissan Customer Since 2008 5 Years	Bombardier Customer Since 2009 4 Years
Progress Rail Services Customer Since 2011 2 Years	Polaris Customer Since 2011 2 Years		

JASON

Scalable and Highly Effective Jason Business System Platform

The Jason Business System ("JBS") links the Company's business segments through a consistent strategy and focus.

- ✓ Unifying
- ✓ Scalable
- ✓ Consistent
- ✓ Results-driven

Rewards



OPERATIONAL EXCELLENCE
REVENUE GROWTH
PEOPLE

Operational Excellence

- Share expertise and best practices across businesses
- Focus resources on key priorities through policy deployment
- Prioritize enterprise-wide "Lean Culture"

Revenue Growth

- Streamline innovation and proactively address customer needs
- Grow organically through cross-selling and new product development
- Leverage acquisition opportunities that add synergies and open new paths to growth

People

- Be ethical – do the right thing, the right way
- Deliver on commitments, consistently exceed customer expectations
- Use company scale to attract top talent; reward well and fairly across all segments

- Summary
- Jason Overview
- Growth Opportunities
- Financial Overview

End-market Diversification and Geographic Growth

2013 **2018**

End-Market Mix


16%
1%
37%
8%
15%
23%
2%
25%
35%
18%
5%
16%
Automotive
Consumer Goods
General Industrial
Motorcycle
Marine
Jason Key Growth Markets

- Jason’s key growth markets include Energy/Oil and Gas, Construction, Agriculture, Commercial Vehicles, Mass Transit, Aerospace and Power Generation
- Key growth drivers for Seating segment are demand for modern styling, ergonomic design and advanced functionality in agricultural and construction markets
- Growth in Finishing segment driven by growing demand for higher quality and performance products in early manufacturing stages
  - Upside from increased demand for finishing products in North America O&G exploration, drilling and pipeline activity (welding, cleaning, maintenance etc.)
- Exposure to Automotive expected to reduce as penetration into attractive end-markets increases

Geographic Mix


1%
1%
19%
79%
7%
2%
22%
69%
North America
Europe
Asia
Rest of World

Source: Management estimates

Attractive Geographic Expansion Opportunities

Jason has identified attractive geographies to further expand its global footprint



Mexico	Brazil	Eastern Europe	India	Southeast Asia
Seeking strategic partnerships in the Mexican region to leverage overhead	Looking for opportunities to expand Seating business in Brazil to capitalize on attractive end-market trends	Executing a strategy to expand Seating operations into Eastern Europe in support of growth in heavy industry	Substantially expanding capacity for both Seating and Finishing operations to support growth with key customers	Recently opened a sales office in Singapore to capitalize on strong finishing market in SE Asia

Jason Seating's Path to Diversification and a Full Product Suite

Current	Initial Growth Stage (1 – 2 years)	Second Growth Stage (2 – 5 years)



2%
4%
5%
9%
33%
47%
Com. Vehicles
Construction / Ag.
Marine
General Industrial
Motorcycle
Consumer Goods (Turf Equipment)

- Strong position in turf equipment and heavy motorcycle
- Recognized as quality value player

- *End-Market Diversification*
- *Full Suite of Products*

ORGANIC GROWTH

- ***Protect Market Position***
  - Turf equipment
  - Heavy motorcycle
- ***Penetrate Into***
  - Medium agriculture
  - Medium construction

INORGANIC GROWTH

- ***Build Adjacent Position***
  - Large agriculture
  - Large construction
  - Mass transit
- ***Expand Footprint***
  - Europe
  - Emerging markets

CONSOLIDATION

- ***Significant Roll-up Opportunities***
  - Establish market leading position
  - R&D and manufacturing scale
  - SG&A efficiency

NEW END-MARKET GROWTH

- ***Leverage Capabilities…***
  - Suspension systems
  - Technology and features
- ***…Into New Markets***
  - Commercial trucking
  - Bus / train operators

Jason Finishing will Target Segments that are High Growth and Demand “Premiums”

Current	Initial Growth Stage (1 – 2 years)	Second Growth Stage (2 – 5 years)



5%
5%
5%
5%
32%
15%
30%
1%
1%
1%
Power Generation
Energy/ O&G
Aerospace
Agriculture
Com. Vehicles
Construction
Mass Transit
General Industrial
Consumer Goods
Automotive

- Large portion of sales go through distribution channels
- Strong position in automotive

Focus on:

- *High Growth End-Markets*
- *Margin Expansion*

ORGANIC GROWTH

- ***Protect Market Position***
  - Industrial power brushes
  - Polishing
- ***Increase Penetration In***
  - Specially formulated polishing compounds

INORGANIC GROWTH

- ***Build Adjacent Position***
  - Related abrasive products
  - Oil pipeline pigging
- ***Expand Footprint in Emerging Markets***

PRODUCT LINE EXPANSION

- ***Expand Product Lines into Differentiated Niches***
  - Diamond abrasive products
  - 3-Dimensional abrasives

END-MARKET DIVERSIFICATION

- ***Grow in Under Penetrated End-Markets***
  - E.g., Low shedding staple set brushes for health, pharmaceuticals, food & beverage industries

Opac

Acoustics will Continue to Gain as a Tier 1 "Supplier of Choice"

Current	Initial Growth Stage (1 – 2 years)	Second Growth Stage (2 – 5 years)



92%
3%
5%
Automotive
Consumer Goods
Com. Vehicles

Consistently grown share of Tier 1 vs. Tier 2 revenues over last 5 years

"Sustain Growth in Tier 1 Supplier Revenues"

Value Driven Product Line Expansion

Leverage strength in PET to capture market share through new products (wheel liners, underbody panels)

Refresh product portfolio to sustain innovation leadership (next generation of products)

Expansion and Diversification - Mexico

Grow market share with existing customers in Mexico (GM, Chrysler)

Secure new OEM customers to supply their mfg. footprint in Mexico (Toyota, Ford)

Establishing New Direct OEM Relationships

Leverage Tier 1 status with Toyota and increase product line penetration

Achieve Tier 1 status with Ford through logistics and technology

Opac

Industrial Components will Continue to Grow Revenues in Rail and Industrial OEMs

Current	Initial Growth Stage (1 – 2 years)	Second Growth Stage (2 – 5 years)



1%
5%
10%
12%
15%
23%
34%
Energy / O&G
Agriculture
Com. Vehicles
Construction
Mass Transit
General Industrial
Consumer Goods

Strong position in select end-markets (e.g., rail products)

Increased Penetration - Rails

- *Expand footprint in Mexico to consolidate position with local rail customers*
- *Diversify rails product portfolio (broader types of railcars)*

OEM Revenue Growth

- *Grow industrial OEM sales*
- *Expand into South East US*
- *Grow fabricated parts revenue organically*
- *Accelerate fabricated parts growth through inorganic plays*

Inorganic Growth

- *Consolidate market position in industrial & rail grating*
  - Expand product suite
  - Expand footprint
- *Focus on*
  - High growth end-markets (e.g., construction)
  - Fabricated parts

Qpac

Future M&A Activity to Drive Significant Shareholder Returns

NEW PLATFORM

- **$250M-$500M of potential revenue**
- Target businesses that will leverage Jason's core competencies
- Focus on generating above market returns

BOLT-ON

- **$25M-$250M of potential revenue**
- Strengthen core businesses



NEW PLATFORM
HIGH ROIC
GROWTH
ATTRACTIVEM
BOLT-ON
Market A
Synergies
Strengthen
JASON

A Renewed Focus on M&A

After several years of internal focus, Jason is now poised to turn on the acquisition machine

Significant Growth Potential from M&A


($ in millions)
Cumulative Revenue (1)
Number of Acquisitions
$700
$600
$500
$400
$300
$200
$100
$0
'86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12
1 1 2 3 2 2 1 1 2 2 2 3 4 2 1 1 2 2 2 1 1

- Since formation, Jason has acquired and integrated 38 businesses
- Successfully integrating acquisitions has been key to Jason's Strategy

Average Multiple Reduction of ~1.0x


EBITDA Multiple at Acquisition
EBITDA Multiple Post Integration
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
0.0x
5.5x
3.8x
3.8x
2.5x
4.2x
3.7x
3.5x
2.6x
Morton
Michigan Seat
Lippert-Unipol
Arcor

Current Pipeline

Segment	Rationale	Estimated Revenue ($m)
Seating	Market Expansion, Product Line Expansion	$50-$250
Finishing	Product Line Expansion, Synergistic	$85-$200
Components	Market Expansion	$35-$100

45 Targets identified with over $1 Billion+ Revenue

(1) Excludes organic growth of acquired businesses

Jason's Growth to $1.0B+: Leveraging High-growth Markets

Jason 5-Year Revenue Build-up

($ in millions)


$1,000+
$681
Power Generation
Energy/ O&G
Aerospace
Agriculture
Com. Vehicles
Construction
Mass Transit
Marine
Motorcycle
General Industrial
Consumer Goods
Automotive
2013
Organic
Inorganic
2018
Jason Core Markets
Jason Key Growth Markets

Jason's Path to $1.0B+ in Revenue

- Maintain strength in core markets
- Build resiliency through expansion into adjacent markets
- Expansion into emerging markets and new geographies
- Organic growth at ~5% CAGR across all business segments
- Seek acquisitions for the Seating and Finishing segments with a focus on shareholder returns

- Summary
- Jason Overview
- Growth Opportunities
- Financial Overview

Financial Snapshot

Revenue

($ in millions)



6.5% CAGR
5.6% CAGR
$601
$655
$681
$698
$741
$786
$823
$868
2011
2012
2013
2014P
2015P
2016P
2017P
2018P
Actual
Projected

Adjusted EBITDA

($ in millions)



17.3% CAGR
9.2% CAGR
$58
$71
$80
$83
$92
$101
$108
$118
9.7%
10.8%
11.7%
11.9%
12.4%
12.8%
13.1%
13.6%
2011
2012
2013
2014P
2015P
2016P
2017P
2018P
Actual
Projected
% Margin

Capex

($ in millions)



$16
$18
$19
$23
$24
$25
$27
$29
2.7%
2.7%
2.8%
3.3%
3.2%
3.2%
3.3%
3.3%
2011
2012
2013
2014P
2015P
2016P
2017P
2018P
Actual
Projected
% Margin

Appendix

Seating Overview

Seating's high quality products and superior design capabilities have positioned it as the #1 provider of seats across a majority of its target end-markets

Overview

- Milsco brand maintains the #1 position in the global static seating market
- Primary product segments include Heavyweight Motorcycles, Turf Care, Heavy Industry and Powersports
- Next generation seating product development focus on turf care and industrial equipment seating products

Addressable Market (1)

	Market Size
North America	$450M
Global	$2.5B

Financial Overview

($ in millions)



$153
$165
$163
$165
15%
15%
14%
15%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

Revenue by Geography



Europe 5%
Mexico 12%
United States 83%

Revenue by End Product



Utility Vehicles 5%
Marine 3%
Lifts 10%
Turf Equipment 38%
Motorcycle Aftermarket 12%
Constr. & Ag. 14%
Motorcycle OEM 18%

Note: Based on 2013 revenue

Representative Products and Applications

milsco
A UNIT OF JASON INCORPORATED
The Seating Solution Provider









(1) Management estimates

Finishing Overview

Finishing's well-recognized brands maintain exceptional world-wide reputations for quality

Overview

- Manufacturing, distribution and sales facilities in 14 countries
- 65% of revenue from consumables
- #1 manufacturer of industrial and maintenance brushes, buffs and compounds in the world
- More than 30,000 customers world-wide; only business supplying global marketplace

Addressable Market (1)

	Market Size
North America	**$510M**
Global	**$7B**

Financial Overview

($ in millions)



$164
$191
$184
$180
6%
8%
10%
10%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

(1) Management estimates

Revenue by Geography



Mexico 5%
Asia 2%
South America 5%
Europe 50%
North America 38%

Note: Based on 2013 revenue

Revenue by End Product



Other 15%
Industrial Buffs and Compounds 25%
Industrial Brushes 60%

Representative Products and Applications









Acoustics Overview

Acoustics has developed extensive design and manufacturing expertise that allows it to provide custom acoustical solutions for each vehicle platform it serves

Overview

- Products are used in approximately 70% of light vehicles in North America today, including the majority of top platforms
- Acoustic products also sold to a wide range of other vehicles, including sport utility vehicles and light trucks
- Jason's Acoustics segment product content per vehicle increased by 45% between 2010-2013
- Growth opportunity in Asia and Latin America

Addressable Market (1)

	Market Size
North America	$1.9B
Global	$10B

Financial Overview

($ in millions)



$124
$145
$172
$205
7%
6%
7%
11%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

(1) Management estimates

Revenue by Geography

Europe 16%
North America 84%

Note: Based on 2013 revenue

Revenue by End Product



Wheel Liners 2%
Engine 3%
Other 9%
Die Cut Insulation 25%
Carpet Systems 10%
IP Panels 10%
Molded Insulation 24%
Trunk Systems 17%

Representative Products and Applications



Luggage Compartment
Package Tray Substrate
Door Panels
Dash Insulators Interior - Exterior
Under Bonnet / Hoodliners
Floor – Carpet Underlayment
Hush Panels
Wheelhouse / Cowl

Components Overview

Jason Components has great long term customer partnerships due to its innovative design and manufacturing capabilities

Overview

- Leading manufacturer of individual engineered solutions and expanded / perforated metal components
- #1 independent manufacturer of electric meter bases, rail safety products (anti-slip surface) and expanded metal products in North America
- Product categories are united by a common culture of maintaining industry leading engineering capabilities

Addressable Market (1)

	Market Size
North America	**$800M**
Global	**$2B**

Financial Overview

($ in millions)



$116
$134
$136
$133
20%
19%
18%
17%
2010
2011
2012
2013
Revenue
Adj. EBITDA Margin

Revenue by Geography

North America
100%

Note: Based on 2013 revenue

Revenue by End Product



Other
6%
Small
Engines
9%
Electric
Meters
34%
Industrial
13%
Rail
13%
Filtration
25%

Representative Products and Applications

METALEX

Morton Manufacturing

AP Assembled Products









(1) Management estimates

Note: 2011 revenue and EBITDA margin is pro forma for acquisition of Morton Manufacturing

Jason Adjusted EBITDA Reconciliation

($ in millions)	2011	2012	2013
Net Income	$9.3	$14.7	$24.1
Tax provision	4.1	4.8	18.2
Interest expense	17.0	18.6	20.7
Depreciation and amortization	20.2	24.2	27.0
Loss on disposals of fixed assets - net	0.1	0.5	-
EBITDA	50.7	62.8	90.0
Adjustments:			
Impairment of long-lived assets	1.3	0.5	-
Restructuring	0.7	1.6	4.0
Advisory, legal, professional fees and special bonuses	0.9	1.0	6.0
Newcomerstown net fire costs (income) and related items	3.0	(1.3)	(18.8)
Adjustment for non-discrete fire costs	-	1.4	(1.4)
Multiemployer pension plan withdrawal expense (gain)	-	3.4	(0.7)
Purchase accounting impact of inventory write-up	0.4	-	-
Gain on claim settlement	-	-	(0.4)
Sponsor fees	1.0	1.1	1.1
Total adjustments	7.3	7.7	(10.2)
Adjusted EBITDA	**$58.0**	**$70.5**	**$79.8**

Valuation Summary

Selected Public Companies Trading Statistics

EV/CY2013 Revenue


EV/CY2013 Revenue Median: 1.2x
Target Purchase Multiple: 0.8x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
0.0x
1.9x
1.9x
2.3x
1.2x
2.4x
1.4x
0.8x
1.6x
1.6x
0.7x
1.2x
1.6x
0.8x
1.1x
1.1x
1.3x
0.7x
1.0x
1.2x
0.7x
0.6x
1.1x
CSL
CR
RXN
RBC
B
TRS
AIT
NPO
CIR
GFF
DW
AIMC
PKOH
FSS
BLT
SXI
ROCK
CMCO
NNBR
HNH
SHLO
KAI

EV/CY2013 EBITDA


EV/CY2013 EBITDA Median: 10.4x
Target Purchase Multiple: 6.75x
16.0x
14.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
0.0x
11.4x
12.5x
12.0x
9.0x
12.7x
11.9x
9.7x
12.3x
13.1x
8.6x
11.1x
11.2x
9.0x
11.2x
8.0x
11.2x
8.1x
8.3x
9.8x
6.5x
7.3x
8.8x
CSL
CR
RXN
RBC
B
TRS
AIT
NPO
CIR
GFF
DW
AIMC
PKOH
FSS
BLT
SXI
ROCK
CMCO
NNBR
HNH
SHLO
KAI

Source: S&P Capital IQ as of 5/7/2014, SEC filings, press releases, investor presentations, Thomson Estimates, Factset Research Systems and Wall Street research

Valuation Summary

Selected Public Companies Trading Statistics (Detail)

($ in millions, except per share data)

	Stock Price		Market Value		Valuation Multiples									Growth Data		
		% Off	Equity	Enterprise	EV / Rev			EV / EBITDA			P/E			Growth	PEG	
	5/7/14	LTM High	Value	Value (1)	CY13	CY14	CY15	CY13	CY14	CY15	CY13	CY14	CY15	Rate	CY14	CY15
Carlisle Companies	$83.77	0%	$5,503	$5,475	1.9x	1.7x	1.6x	11.4x	10.3x	9.3x	23.2x	20.5x	17.7x	12%	1.7x	1.5x
Crane Co.	73.25	0%	4,384	5,026	1.9x	1.7x	1.6x	12.5x	10.0x	9.1x	19.6x	15.6x	14.1x	10%	1.6x	1.5x
Rexnord Corporation	27.38	12%	2,931	4,717	2.3x	2.1x	2.0x	12.0x	10.5x	9.4x	N.M.	16.9x	14.5x	22%	0.8x	0.7x
Regal Beloit Corporation	75.76	6%	3,448	3,856	1.2x	1.2x	1.1x	9.0x	8.5x	7.7x	28.7x	16.5x	14.3x	11%	1.5x	1.3x
Barnes Group	37.64	8%	2,066	2,566	2.4x	2.0x	2.1x	12.7x	9.6x	8.8x	28.7x	16.6x	14.9x	10%	1.7x	1.5x
TriMas Corporation	34.72	18%	1,579	1,946	1.4x	1.3x	1.2x	11.9x	8.9x	7.9x	19.2x	15.5x	13.3x	14%	1.1x	0.9x
Applied Industrial Technologies	46.43	13%	1,959	1,919	0.8x	0.7x	0.7x	9.7x	8.5x	7.5x	17.3x	16.1x	13.4x	12%	1.3x	1.1x
EnPro Industries	67.81	15%	1,489	1,875	1.6x	1.6x	1.5x	12.3x	11.7x	10.3x	N.M.	43.4x	27.7x	16%	2.8x	1.8x
CIRCOR International	80.43	4%	1,431	1,365	1.6x	1.5x	1.4x	13.1x	11.9x	10.3x	30.1x	21.1x	18.0x	21%	1.0x	0.9x
Griffon Corporation	11.18	22%	571	1,288	0.7x	0.7x	N.A.	8.6x	8.0x	N.A.	N.M.	29.4x	N.A.	11%	2.7x	N.A.
Drew Industries Incorporated	50.34	9%	1,214	1,218	1.2x	1.1x	1.0x	11.1x	9.3x	8.1x	23.9x	18.2x	14.7x	17%	1.1x	0.9x
Altra Holdings	35.06	11%	949	1,155	1.6x	1.4x	1.3x	11.2x	9.2x	8.2x	23.4x	17.8x	14.9x	19%	0.9x	0.8x
Park-Ohio Holdings	54.56	11%	684	1,016	0.8x	0.7x	0.7x	9.0x	7.5x	6.9x	16.5x	11.9x	10.5x	13%	0.9x	0.8x
Federal Signal Corp	13.90	13%	885	957	1.1x	1.1x	1.0x	11.2x	9.9x	8.8x	5.5x	16.7x	14.1x	15%	1.1x	0.9x
Blount International	11.15	24%	552	950	1.1x	1.0x	1.0x	8.0x	6.9x	6.4x	N.M.	13.6x	11.5x	13%	1.0x	0.9x
Standex International Corporation	74.88	0%	957	945	1.3x	1.3x	1.2x	11.2x	10.1x	N.A.	22.1x	17.7x	15.6x	15%	1.2x	1.0x
Gibraltar Industries	15.25	21%	470	606	0.7x	0.7x	0.7x	8.1x	N.A.	N.A.	N.M.	18.6x	15.4x	8%	2.3x	1.9x
Columbus McKinnon Corporation	25.87	9%	512	540	1.0x	0.9x	0.8x	8.3x	7.0x	6.1x	7.1x	14.4x	12.0x	14%	1.0x	0.8x
NN Inc.	21.84	1%	401	447	1.2x	1.1x	1.0x	9.8x	8.6x	7.5x	21.8x	16.1x	13.5x	16%	1.0x	0.9x
Handy & Harman	20.98	17%	275	442	0.7x	N.A.	N.A.	6.5x	N.A.	N.A.	9.9x	N.A.	N.A.	N.A.	N.A.	N.A.
Shiloh Industries	18.87	26%	325	442	0.6x	0.5x	N.A.	7.3x	6.1x	N.A.	13.4x	11.5x	N.A.	19%	0.6x	N.A.
Kadant Inc.	36.09	14%	409	395	1.1x	1.0x	0.9x	8.8x	6.9x	6.6x	17.4x	12.7x	11.8x	20%	0.6x	0.6x
3rd Quartile					1.6x	1.6x	1.5x	11.9x	10.1x	9.2x	23.6x	18.4x	15.4x	18%	1.6x	1.5x
Mean					1.3x	1.2x	1.2x	10.2x	9.0x	8.2x	19.3x	18.1x	14.8x	15%	1.3x	1.1x
Median					1.2x	1.1x	1.1x	10.4x	9.1x	8.1x	19.6x	16.6x	14.3x	14%	1.1x	0.9x
1st Quartile					0.8x	0.8x	0.9x	8.5x	7.6x	7.2x	15.0x	15.0x	13.3x	12%	1.0x	0.8x

Source: S&P Capital IQ as of 5/7/2014, SEC filings, press releases, investor presentations, Thomson Estimates, Factset Research Systems and Wall Street research.
(1) Enterprise value = market cap + net debt (including minority interest) + redeemable convertible preferred

Valuation Summary

Selected Public Companies Operating Statistics (Detail)

($ in millions, except per share data)

	Revenue			Revenue Growth			Margin Analysis								
							Gross Margin			EBITDA			Net Income		
	CY13	CY14	CY15	CY13	CY14	CY15	CY13	CY14	CY15	CY13	CY14	CY15	CY13	CY14	CY15
Regal Beloit Corporation	$3,096	$3,260	$3,406	(2%)	5%	5%	25%	25%	26%	14%	14%	15%	4%	6%	7%
Carlisle Companies	2,943	3,158	3,391	3%	7%	7%	25%	26%	27%	16%	17%	17%	7%	8%	9%
Crane Co.	2,595	3,039	3,213	1%	17%	6%	34%	34%	34%	16%	16%	17%	8%	9%	9%
Applied Industrial Technologies	2,449	2,578	2,768	1%	5%	7%	28%	N.A.	N.A.	8%	9%	9%	5%	5%	5%
Rexnord Corporation	2,053	2,210	2,372	2%	8%	7%	37%	37%	37%	19%	20%	21%	1%	8%	8%
Griffon Corporation	1,901	1,949	N.A.	4%	3%	N.A.	22%	23%	N.A.	8%	8%	N.A.	0%	1%	N.A.
TriMas Corporation	1,395	1,497	1,592	10%	7%	6%	26%	28%	28%	12%	15%	16%	5%	7%	7%
Park-Ohio Holdings	1,203	1,368	1,445	7%	14%	6%	18%	18%	18%	9%	10%	10%	4%	4%	5%
EnPro Industries	1,144	1,188	1,236	(3%)	4%	4%	33%	34%	34%	13%	14%	15%	2%	4%	5%
Barnes Group	1,092	1,263	1,219	18%	16%	(3%)	32%	34%	35%	19%	21%	24%	25%	10%	12%
Drew Industries Incorporated	1,016	1,139	1,251	13%	12%	10%	21%	21%	22%	11%	12%	12%	5%	6%	6%
Blount International	901	939	979	(3%)	4%	4%	27%	29%	29%	13%	15%	15%	1%	4%	5%
CIRCOR International	858	892	941	1%	4%	6%	31%	32%	32%	12%	13%	14%	5%	8%	8%
Federal Signal Corp	851	905	951	6%	6%	5%	24%	24%	25%	10%	11%	11%	19%	6%	6%
Gibraltar Industries	828	865	908	5%	5%	5%	19%	N.A.	N.A.	9%	N.A.	N.A.	(1%)	3%	3%
Shiloh Industries	738	850	N.A.	23%	15%	N.A.	11%	11%	N.A.	8%	8%	N.A.	3%	3%	N.A.
Altra Holdings	722	828	867	(1%)	15%	5%	30%	31%	31%	14%	15%	16%	6%	6%	8%
Standex International Corporation	705	748	818	5%	6%	9%	33%	33%	33%	12%	13%	N.A.	6%	7%	N.A.
Handy & Harman	655	N.A.	N.A.	13%	N.A.	N.A.	28%	N.A.	N.A.	10%	N.A.	N.A.	6%	N.A.	N.A.
Columbus McKinnon Corporation	567	595	638	(7%)	5%	7%	31%	32%	N.A.	11%	13%	14%	13%	6%	7%
NN Inc.	373	411	441	1%	10%	8%	21%	19%	N.A.	12%	13%	13%	5%	6%	N.A.
Kadant Inc.	344	415	448	4%	20%	8%	46%	45%	45%	13%	14%	13%	7%	7%	7%
3rd Quartile				7%	14%	7%	32%	34%	34%	14%	15%	17%	7%	7%	8%
Mean				4%	9%	6%	27%	27%	28%	12%	13%	15%	6%	6%	7%
Median				3%	7%	6%	28%	28%	29%	12%	13%	15%	5%	6%	7%
1st Quartile				0%	5%	5%	22%	23%	26%	10%	11%	13%	3%	4%	5%
Jason Incorporated	**$681**	**$698**	**$741**	**4%**	**2%**	**6%**	**22%**	**24%**	**24%**	**12%**	**12%**	**12%**	**1%**	**2%**	**3%**

Source: S&P Capital IQ as of 5/7/2014, SEC filings, press releases, investor presentations, Thomson Estimates, Factset Research Systems and Wall Street research.

Summary of Terms – First Lien Credit Facilities

Borrower	Jason Incorporated (the "Borrower")
Guarantors	The First Lien Credit Facilities shall be unconditionally guaranteed on a senior secured basis by Holdings and each of the Borrower's direct and indirect wholly-owned domestic subsidiaries, subject to customary exceptions
Security	The First Lien Credit Facility shall be secured by a first priority interest in substantially all tangible and intangible assets of the Borrower and the Guarantors (including 100% capital stock of the Borrower and its US subsidiaries and 65% stock of first-tier foreign subsidiaries), subject in each case to customary exceptions and limitations
Facilities	• Revolving Credit Facility: $40 million • First Lien Term Loan: $300 million
Tenor	• Revolver: 5 years • First Lien Term Loan: 7 years
Amortization	• Revolver: None • First Lien Term Loan: 1% per annum; bullet at maturity
Optional Redemption	• Revolver: Pre-payable at par any time • First Lien Term Loan: 101 soft call protection for 6 months; par thereafter
Mandatory Pre-Payments	100% of proceeds from asset sales and insurance proceeds; 100% of net proceeds from issuances of debt; and 50% of annual excess cash flow with step downs, subject in each case to customary exceptions and in the case of asset sales, reinvestment rights
Financial Covenants	• Revolver: Springing first lien net leverage ratio when drawn amount is > 25% on the last day of each fiscal quarter • First Lien Term Loan: None
Other Covenants	Other covenants customary for transactions of this nature, including, but not limited to: (i) limitation on debt, (ii) limitation on mergers and acquisitions, (iii) limitation on restricted payments, (iv) limitation on asset sales, (v) limitation on liens, and (vi) limitations on transactions with affiliates

Summary of Terms – Second Lien Term Loan

Borrower	Jason Incorporated (the "Borrower")
Guarantors	The Second Lien Term Loan shall be unconditionally guaranteed on a senior secured basis by Holdings and each of the Borrower's direct and indirect wholly-owned domestic subsidiaries, subject to customary exceptions
Security	The Second Lien Term Loan shall be secured by a second priority interest in substantially all tangible and intangible assets of the Borrower and the Guarantors (including 100% capital stock of the Borrower and its US subsidiaries and 65% stock of first-tier foreign subsidiaries), subject in each case to customary exceptions and limitations
Facility	$120 million Second Lien Term Loan
Tenor	8 years
Amortization	None
Call Protection	102 in year 1, 101 in year 2, par thereafter
Mandatory Pre-Payments	Same as First Lien Term Loan but required only after First Lien Term Loan has been repaid in full, subject to a customary exception for "declined proceeds"
Financial Covenants	None
Other Covenants	Substantially similar to the First Lien Credit Facilities set at a 25% cushion

Opac

Strategic Initiatives Positioned for Growth

Facilities Rationalization and Low Cost Manufacturing

Seating
- Consolidated 2 Jackson, MI facilities into 1
- Consolidated Milwaukee, WI production into Redgranite, WI facility

Acoustics
- Divested Colne, UK facility
- Plant 70 (Norwalk, OH) production moved to Plant 60 (Norwalk, OH)

Finishing
- Consolidated Conover, NC facility into Richmond, IN facility
- Epfenbach, Germany warehouse operations and certain production moved to Burgwald, Germany, Portugal and Romania
- Reduced Sweden facility to a workshop
- Closed Denmark facility
- Downsized Spain facility
- Santa Fe Springs, CA production moved to Hamilton, OH
- Sold its interest in the China JV, but will continue to be supplied with product through terms of a 3-year supply agreement

Components
- Consolidated Addison, IL facility with Buffalo Grove, IL facility and exited wire forms business

Cost Take-Out



$30
$25
$20
$15
$10
$5
$0
$10
$7
$9
$26
1
2
3
Total

1. **Footprint Rationalization**
   - Closed 9 plants on time and on budget
   - All plant closures were overhead only, kept capacity
2. **SG&A Savings**
   - Reduced headcount by 83 employees
3. **Manufacturing / Productivity Improvements**
   - Implemented flexing
     - Direct: 100%
     - Indirect: 70%
     - Fixed: 50%

Note: Time period of approximately one year

Favorable End Market Dynamics

Representative Finishing End Markets



CAGR: 2.7%
Buffing & abrasives Revenue (USDmm)
$8,000
$6,000
$4,000
$2,000
$0
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013E
2014E
2015E
2016E
2017E
2018E

Source: IBISWorld

Representative Seating End Markets



CAGR: 10.6%
Revenue (USD mm)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Shipments ('000s)
400
350
300
250
200
150
100
50
0
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014E
2015E
Motorcycle revenue
Shipments

Source: Wall Street Research



CAGR: 4.0%
Power, lawn and garden revenue (USD billions)
12
10
8
6
4
2
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013E
2014E
2015E

Source: Freedonia

Representative Acoustics End Markets



CAGR: 5.2%
Light vehicle sales ('000s)
150,000
100,000
50,000
0
2010
2011
2012
2013
2014E
2015E
2016E
2017E
2018E
North America
Latin America
Asia - Pacific
Western Europe
Eastern Europe
RoW

Source: LMC Automotive

Representative Components End Markets



CAGR: 5.3%
U.S. power distribution market (USD billions)
60
50
40
30
20
10
0
2007
2008
2009
2010
2011E
2012E
2013E
2014E
2015E
2016E
2017E

Source: Frost & Sullivan



CAGR: 3.2%
Freight car production (units)
80,000
60,000
40,000
20,000
0
2012
2013
2014
2015
2016
2017

Source: RETAC

Margin Expansion Through Improved Value Proposition

Pricing strategy recently implemented to maximize revenue and profit across a diverse customer base

Overview

- Company-wide initiative over the last 3 years to educate sales force and business segment leaders of the value Jason brings to the marketplace with its premium products and brands
- Changed pricing, customer perception and revenue goals which has had a significant impact on gross margins
  - Acoustic gross margins have benefitted substantially

Case Study – Acoustics Margin Expansion

- Jason's Acoustics business unit was awarded a significant North American car platform
- From the date of the initial award in 1Q13 to today, Jason has successfully improved margins through a series of Value Engineering (VE) and manufacturing process improvements
- Further margin expansion proposals are in review and are expected to increase profit by another $2.0 / car set

Acoustic Gross Margin Enhancement

($ in millions)



Gross Profit
Gross Margin
$40
$30
$20
$10
$0
20.0%
15.0%
10.0%
5.0%
0.0%
$2.5
$14.9
$19.9
$23.7
$36.5
'09
'10
'11
'12
'13

Case Study Result – Improved C1 Profit / Car Set

($ in millions)



$49.3
$0.9
$1.1
($0.9)
$50.4
C1 Profit Q1-13
Truck Trim
Inner Dash
Acoustic Parts
C1 Profit Current